[RLI Corp. Letterhead]

August 31, 2006

Via EDGAR (Correspondence)

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.   20549

Re:	RLI Corp.
Form 10-K for fiscal year ended December 31, 2005
File No. 1-09463

Dear Mr. Rosenberg:

On behalf of RLI Corp. (“RLI”), this letter pertains to your letter dated August 15, 2006 to Mr. Jonathan E. Michael of RLI containing the SEC Staff’s comments with respect to RLI’s Form 10-K Annual Report for the Fiscal Year Ended December 31, 2005 (“10-K”).

RLI, together with our outside advisors, is in the process of analyzing the comments in the context of the relevant 10-K disclosures as well as our internal processes.  As you know, the comments are relatively detailed, and require a thorough analysis, aggregation of critical information / data and synthesis into a cogent and comprehensive response.

As a result, we should be able to provide our full written response by September 29, 2006, although we will likely want to discuss and clarify certain aspects of the comments by telephone with you or your staff prior to then.

Prior to then, please do not hesitate to contact me (as principal contact person for RLI) with any questions or to discuss.

Daniel O. Kennedy
General Counsel, RLI Corp.
309-693-5849

Very truly yours,

RLI Corp.
	By:	/s/ Daniel O. Kennedy,
Vice President & General Counsel

cc:	Frank Wyman
Don Abbott
Joseph Dondanville, CFO